UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MANGO CAPITAL, INC. (formerly MangoSoft, Inc.)

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

562716209

(CUSIP number)

Southpaw Asset Management LP Two Greenwich Office Park Greenwich, CT 06831 (203) 862.6206

(Name, address and telephone number of person authorized to receive notices and communications)

- with copies to - Eliot D. Raffkind Akin, Gump, Strauss, Hauer & Feld, L.L.P. 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201-4618 (214) 969-2800 December 22, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 562716209	Page 2 of 9 Pages

(1)	Names of reporting persons Southpaw Credit Opportunity Master Fund LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 562716209	Page 3 of 9 Pages

(1)	Names of reporting persons Southpaw Asset Management LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 562716209	Page 4 of 9 Pages

(1)	Names of reporting persons Southpaw Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 562716209	Page 5 of 9 Pages

(1)	Names of reporting persons Kevin Wyman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 562716209	Page 6 of 9 Pages

(1)	Names of reporting persons Howard Golden
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) IN

Page 7 of 9 Pages

SCHEDULE 13D/A No. 3

This Amendment No. 3 (this “Amendment”) to Schedule 13D is being filed to amend and restate Items 1, 4, 5, 6 and 7 as follows:

Item 1. Security and Issuer

This Amendment relates to shares of common stock, $0.001 par value (“Common Stock”), of MANGO CAPITAL, INC. (formerly MangoSoft, Inc.), a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 108 Village Square, Suite 315, Somers, NY 10589.

Item 4. Purpose of the Transaction

The Reporting Persons originally acquired shares of Common Stock for portfolio investment purposes. On December 22, 2011, the Reporting Persons have sold all 1,482,128 shares of Common Stock previously held by the Reporting Persons to Anthony C. Hayes, at the price of $0.10 per share and for the aggregate consideration of $148,212.80, pursuant to the terms of that certain Stock Purchase Agreement between Southpaw Credit Opportunity Master Fund L.P. and Anthony C. Hayes, dated December 22, 2011, attached hereto as Exhibit 2. As a result of this transaction, the Reporting Persons no longer own any shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons beneficially own zero shares of Common Stock of the Issuer, which represents 0.0% of the Issuer’s outstanding shares of Common Stock.

(b) The Reporting Persons have no power to vote and dispose of any shares of Common Stock.

(c) All transactions in the Issuer’s securities by the Reporting Persons during the prior sixty (60) days are reported on Exhibit 1. This transaction was a private transaction, whereby Southpaw Credit Opportunity Master Fund L.P. sold, on December 22, 2011, all 1,482,128 shares of Common Stock to Anthony C. Hayes, at the price of $0.10 per share and for the aggregate consideration of $148,212.80, pursuant to the terms of that certain Stock Purchase Agreement between Southpaw Credit Opportunity Master Fund L.P. and Anthony C. Hayes, dated December 22, 2011, attached hereto as Exhibit 2.

(d) Not Applicable.

(e) This Amendment is being filed to report that the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock on December 22, 2011.

Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 22, 2011, Reporting Persons have sold all 1,482,128 shares of Common Stock previously held by the Reporting Persons to Anthony C. Hayes, at the price of $0.10 per share and for the aggregate consideration of $148,212.80, pursuant to the terms of that certain Stock Purchase Agreement between Southpaw Credit Opportunity Master Fund L.P. and Anthony C. Hayes, dated December 22, 2011, attached hereto as Exhibit 2.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Transactions in the Issuer’s securities by the Reporting Persons during the prior sixty (60) days.

Exhibit 2	Stock Purchase Agreement between Southpaw Credit Opportunity Master Fund L.P. and Anthony C. Hayes, dated as of December 22, 2011.

Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2011

Southpaw Credit Opportunity Master Fund LP

By:	Southpaw GP LLC, its general partner

By:	/s/ Howard Golden
Name: Howard Golden
Title: Managing Member

Southpaw Asset Management LP

By:	Southpaw Holdings LLC, its general partner

By:	/s/ Howard Golden
Name: Howard Golden
Title: Managing Member

Southpaw Holdings LLC

By:	/s/ Howard Golden
Name: Howard Golden
Title: Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden